Exhibit 4.7

FINANCIAL CONSULTANT AGREEMENT

This Financial Consultant Agreement (the “Agreement”) is made by and between GENETRONICS BIOMEDICAL CORPORATION, a Delaware corporation (“Company”) and CATALYST CAPITAL, LLC, a Nevada limited liability company (“Consultant”) on this 3rd day of October 2002.

RECITALS:

WHEREAS, Company is desirous of raising capital, entering into a potential business combination and securing contracts needed by Company in order to carry out its business plan; and

WHEREAS, Consultant is in the business of providing financial and general management consulting services to companies in need of raising capital and/or entering into a potential business combination; and

WHEREAS, Company has agreed to retain the services of Consultant and Consultant has agreed to serve upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing recitals along with the mutual promises and understandings herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT:

1.             RECITALS.  The recitals set forth above are expressly made a part of this Agreement and are incorporated herein by reference.

2.             SERVICES TO BE PROVIDED BY CONSULTANT.  Consultant hereby agrees to assist the Company by introducing the Company to individual and/or entities which may be interested in entering into a financial transaction with the Company (“Financial Tranaction(s)”).  These Financial Transactions may include, but will not be limited to the private or public placement of debt and/or equity securities (a “Financing”) or a merger, consolidation, acquisition or any other business combination and/or a sale involving all or any portion of the Company (a “Purchase”).  The above is the scope of services to be provided by Consultant under this Financial Consultant Agreement, as defined herein.

3.             REPRESENTATIONS OF COMPANY.  Company hereby agrees to retain Consultant as a non-exclusive representative for obtaining a Financing and/or Purchase for a period of three (3) months from the date of this Agreement (the “Term”).  Company agrees to furnish Consultant with all financial and other information reasonably required by Consultant to provide the services required of Consultant hereunder, which will include but will not be limited to providing Consultant with access to all relevant Company records at the Company’s place of business or via email.

4.             QUALIFIED CONTACTS.  The Company and the Consultant agree that the following parties and their directors, officers, shareholders, partners and affiliates are “Qualified Contacts”:

Ray Mirra Jr.	RAM LLC
John Kapoor	EJ Financial
Aquilar Rahman	Parkash Gill
Jeff Jaye	Whitney & Company
VasGene Therapeutics, Inc.	Delta Pharmaceuticals
Nicholas Piramal India Limited

5.             FEES.  In consideration of the services to be provided by Consultant hereunder, Company hereby agrees to pay Consultant the following remuneration:

(a)           Consulting Fee:  The Company agrees to pay the Consultant a one-time flat fee of Seventy Five Thousand Dollars ($75,000), which will be paid to Consultant in the form of validly issued, duly authorized, non-assessable and restricted common stock of the Company (the “Consulting Shares”), the value of which is based on a ten (10) day trading average of the Company’s stock on the American Stock Exchange calculated on the closing date of a successful Financial Transaction.  Company shall be obligated to pay Consulting Shares upon Qualified Consultant and Company signing a letter of intent that establishes terms of a Financial Transaction and the Consulting Shares shall be transferred to Consultant on the date of the closing of a Financial Transaction.  Company shall not be obligated to pay or transfer Consulting Shares to Consultant if, at any time and for any reason Qualified Contact and Company do not sign a letter of agreement for a Financial Transaction, or Qualified Contact terminates negotiations with Company and/or fails to complete obligations due Company under terms of a financing agreement.

(b)           Success Fee:  In the event Company is successful in closing a Financial Transaction with a Qualified Contact, the Company shall pay Consultant a “Success Fee.” In the event a successful Financial Transaction consists of a Financing, the Success Fee shall equal to seven percent (7%) of the gross cash value realized by Company from such financing.  In the event a successful Financial Transaction consists of a Purchase, the Success Fee shall equal to three percent (3%) of stock of the entity being merged, consolidated, acquired or otherwise combined with all or any portion of the Company. The Success Fee will be paid to Consultant in the form of validly issued, duly authorized, non-assessable and restricted common stock using the same date used to value Consulting Shares. If the Financial Transaction includes a Purchase, the Consulting Shares will be due on the date of the closing of the Purchase. The Success Fee shall be due and owing to Consultant if a Financial Transaction occurs with a Qualified Contact during the Term of this Agreement and for a period of twelve (12) months thereafter.

(c)           Out-of-Pocket Expenses.  In the event the Company is successful in closing a Financial Transaction with a Qualified Contact, Company hereby agrees to promptly reimburse Consultant for all out-of-pocket expenses incurred by Consultant as a result of performing the services required of Consultant hereunder, provided the same are reasonable in nature, are properly documented by Consultant and pre-approved by the Company.  Such payment shall be due following closing.

6.             PIGGYBACK REGISTRATION RIGHTS.  If Company at any time or from time to time shall determine to register any of its Common Stock under the Securities Act, either for its own account or the account of security holders, other than a registration on Form S-4 or S-8, or any registration on a form which does not permit secondary sales, the Company shall, at such time, give written notice of such determination to Consultant, and upon written request of the Consultant received by Company within fifteen (15) days after Company has given such notice, include in such registration (and all related qualifications under state securities laws) all shares beneficially owned by Consultant and/or their assigns (whether issued or issuable) specified in such written request.  If the registration involves any underwriting, Company shall so advise Consultant in the notice, and the rights of Consultant to have its respective shares included in the registration shall be conditioned upon Consultant entering into an underwriting agreement in customary form with the underwriter or underwriters selected by Company on the same terms as other persons selling Common Stock or other Company securities through the underwriters.  In the event Consultant disapproves of the terms and conditions of the underwriting, it may withdraw there from by written notice to Company, and its’ respective shares of Company shall be withdrawn from registration.

7.             CUSTOMARY ANTI-DILUTIVE RIGHT.  Company agrees that in the event Company shall pay a dividend in shares of its Common Stock, subdivide (split) its outstanding shares of Common Stock, combine (reverse split) its outstanding shares of Common Stock, issue by reclassification of its shares of Common Stock, any shares or other securities of Company, or distribute as a stock dividend to holders of its Common Stock any securities of Company or of another entity, Company hereby agrees to grant to Consultant such number of shares as is required to maintain Consultant’s then current percentage ownership of Company’s Common Stock.

8.             REPRESENTATIONS AND WARRANTIES.  Company recognizes the fact that Consultant is not a licensed broker, nor is the services that the Company is requiring of Consultant hereunder to be considered for any purpose as brokerage services.  Company and Consultant represent and warrant to each other that each has full power and authority to execute and deliver this Agreement and to carry out the transactions contemplated hereby.  No consent, authorization or approval of any third party is required to enable either party to enter into and perform any of its respective obligations under this Agreement, and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated thereby will violate the rules that govern Company or Consultant or constitute a breach of any agreement to which either is a party or by which it is bound.

9.             BREACH OF AGREEMENT.  Any breach of this Agreement would result in irreparable injury to the other party.  Each party will be entitled (without prejudice to its right to other remedies, including liquidated damages, and without the posting of a bond or other security) to injunctive and other equitable relief to prevent or restrain the breach of the Agreement.

10.          ASSIGNABILITY. Neither party shall assign this Agreement and/or any rights or obligations hereunder without the prior written consent of the other party.  However, it should be noted that upon the sale of all or substantially all of the assets, business and goodwill of Company to another entity, or upon the merger or consolidation of Company, this Agreement shall inure to the benefit of, and shall be binding upon both the Company and the new entity purchasing such assets, business or goodwill, or surviving such merger resulting from such consolidation, as the case may be, in the same manner and to the same extent as though such other entity were a party hereto.

11.          NOTICES.  Any notice, consent, approval, request, demand or other communication required or permitted hereunder must be in writing to be effective and shall be deemed delivered and received when: (a) Personally delivered or if delivered by facsimile, when electronic confirmation is actually received by the party to whom notice was sent, or (b) If delivered by mail whether actually received or not, at the close of business on the third (3rd) business day following a day when placed in the United States Mail, postage prepaid, certified or registered mail, return receipt requested, at the addresses set forth below (or to such other address as any party shall specify by written notice so given), and shall be deemed to have been delivered as of the date so personally delivered or mailed.

For purpose of this Paragraph, The address of each respective party shall be as follows:

The address of Company shall be:  11199 Sorrento Valley Road, San Diego, CA 92121-1334.

The address of Consultant shall be: 4001 S. Decatur Blvd., #37-560, Las Vegas, NV 89103.

12.          VENUE; CHOICE OF LAW.  The validity, performance and construction of this Agreement shall be governed by, and be interpreted in accordance with the laws of the State of Nevada.  Clark County, Nevada shall be the only county which shall be a proper county with respect to any litigation involving this Agreement.  Each party hereby waive their respective rights to have any court proceeding or any other litigation filed or tried in any county other than Clark County, Nevada.

13.          INVALIDITY; SEVERABILITY.  If any term, provision, covenant or condition of this Agreement, or any application thereof, should be held by a court of competent jurisdiction to be invalid, void or unenforceable, or contravene or be invalid under the laws of the United States, State of Nevada, City of Las Vegas, or Clark County, such contravention, void, unenforceability or invalidity shall not invalidate the entire Agreement, and this Agreement shall be construed as if not containing the particular provision or provisions held to be invalid, and the rights and obligations of the parties to this Agreement shall be construed and enforced accordingly.

14.          ARBITRATION.  If a dispute arises out of or relates to this Agreement, the parties agree first to try in good faith to settle the dispute by mediation under the commercial mediation rules of the American Arbitration Association, before resorting to arbitration.  Thereafter, any remaining unresolved controversy or claim arising out of or relating to this Agreement shall be settled by arbitration in Clark County, Nevada.  In accordance with commercial arbitration rules of the American Arbitration Association and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof.  The prevailing party in any arbitration proceeding, as determined by the arbitrator, shall be entitled to an award of reasonable attorneys’ fees and the fees and costs arising out to the arbitration proceeding, including, but not limited to, the arbitration’s fees and the American Arbitration Association’s administrative fee only if so determined by the arbitrators.

15.          NON-WAIVER.  The waiver or failure of any party to enforce at any time any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce any such provision.

16.          ATTORNEY’S FEES. If any legal action, including an action for declaratory relief, is brought to enforce the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable attorney’s fees in addition to any other relief to which the prevailing party may be entitled.

17.          RELATIONSHIP OF PARTIES. It is understood between the parties that Company and Consultant are performing hereunder as independent and sovereign parties and that no other relationship including, but not limited to, joint venture or partnership, exists between them and the same are expressly disavowed and each party hereto is an independent entity separate and distinct from the other.  In addition, both parties agree to comply with all applicable provisions of the Internal Revenue Code and any other applicable laws, rules and regulations relative to their respective performances hereunder.  Neither party shall be liable to the other for paying withholding taxes or the payment of any other taxes imposed by any taxing authority.

18.          ENTIRE AGREEMENT/MODIFICATION.  This Agreement constitutes a final written expression of all the agreements between the parties, and is the complete and exclusive statement of those terms. No change or modification of this Agreement shall be valid unless the same is in writing and signed by all parties hereto.

19.          BINDING EFFECT.  The Agreement shall be binding upon the heirs, executors, administrators, and assigns of all parties hereto.

20.          CAPTIONS/CONSTRUCTION.  The captions contained herein are not a part of this Agreement.  They are only for the convenience of the parties and do not in any way modify, amplify or give full notice of any of the terms, covenants or conditions of this Agreement.  For purposes of this Agreement, the language of the contract shall be deemed to be the language of both parties and neither party shall be construed as the drafter.  Facsimile signatures hereon shall be deemed original for all purposes.

IN WITNESS WHEREOF, the parties hereto affix their signatures below acknowledging the terms and conditions contained in this Agreement the date first written above.

CATALYST CAPITAL, LLC	GENETRONICS.

/s/ Kiran Sidhu	/s/ Avtar Dhillon
Kiran Sidhu	Avtar Dhillon
Manager	Chief Executive Officer
Catalyst Capital, LLC	Genetronics